
THE #1
FITNESS
BRAND
FOR
SWIMMERS
MySwimPro®
MySwimPro, Inc. 2023 - PRIVATE & CONFIDENTIAL

WE'RE GROWING

Since the pandemic low, we've **2x** total paying subscribers!



MYSWIMPRO ACTIVE PAYING SUBSCRIBERS
Android
iPhone
Web
12,500
10,000
7,500
5,000
2,500
COVID-19 PANDEMIC
2016
2017
2018
2019
2020
2021
2022
2023


OUR STORY
Social Followers
Video Views
Meters Swum
Launched iPhone & Android app
Launched Subscriptions
Apple App Of the Year
100k Downloads
Integration with Strava
Garmin Integration
Launched World Swim Day
$1M+ Annual Revenue
1 Million Downloads
Launched Dryland In-App Training
Started Partnership Program
Expanded Product Team
New Algorithm for Personalization
Launched Swim Camps
>10,000 Paying Subscribers
2M Downloads
12B
500M
2.5M
2015
2016
2017
2018
2019
2020
2021
2022
2023

AWARD WINNING TECHNOLOGY

Apple
App Of The Year
2016



Up Next
10:46
2 x 100 Stroke
2:00
Goal 2:00
Starting In: 0:52
200 m
0:00:17
78

- *Training programs adapt swimming distance and pace over time based on feedback.*
- *The DynamicSwim Algorithm makes swim workouts 100% personalized to members based on their goals.*
- *Advanced analytics help members track progress over time and share on social media.*



For You, Alex!
RECOMMNEDED
Workout of The Day
Speed 101
1,500 yd | 35 min
VIEW
My Workout Library
Community
Coach
Profile
Aerobic Challenge
2400 m
53 min
593 kcal
MAIN SET 1x
2 x 200 Free
4 x 200 Free
Endurance Effort
Descending (each rep faster than the last)
2 x 200 Free
START YOUR WORKOUT
Fares Ksebati
SETTINGS
Performance
History
Swim Profile
Miles
1,604.4
Hours
999.6
Workouts
1,662
COMPLETED WORKOUTS
VIEW MORE
Aerobic Crush
Tuesday, August 8, 2023
Distance 2,400 m
Duration 46 min
Pace 1:23/100meter
Maps
Start
Friday, December 23, 2022 at 10:05 PM
Burj Al Arab
25 yards

TARGET CUSTOMER


TAM
TOTAL ADDRESSABLE MARKET
SAM
SERVICEABLE ADDRESSABLE MARKET
TM

*There are **100 million active** fitness swimmers in the world.*

*There are **26 million people** who swim for fitness in the United States.*

TARGET MARKET
*There are **9.6 million people** who swim more than 1x per week for fitness in the United States.*


BTTLNS

Target Customer Profile: *Jim*

- *Swims 3x per week or more*
- *30-55 yrs old (avg age: 44)*
- *$150k+ household income*
- *Spends $150/month on fitness/app membership(s)*
- *College educated*

Jim is our initial target market and represents 2% of our total target market.
We have an opportunity to 50x our current subscribers by focusing on Jim THEN expanding to broader personas.

UNIT ECONOMICS

SUBSCRIBER LIFETIME VALUE

$265

MEMBERSHIP BREAKDOWN


85%
15%
Annual Subscribers
Monthly Subscribers

SUBSCRIBER ACTIVATION BREAKDOWN


6%
13%
81%
iOS
Android
Web

DOWNLOAD TO PAYING CONVERSION RATE


1.5%
2.5%
4.0%
5.0% (Target)
2021
2022
2023
2024

- ***60% increase*** *in download to paying conversion rate in the last 12 months*
- ***Top 25%*** *of all subscription businesses**

**according to RevenueCat*

Forward-looking projections cannot be guaranteed

2030 VISION

MYSWIMPRO SUBSCRIBER PRO FORMA


175,000
150,000
125,000
100,000
75,000
50,000
25,000
0
Base Case
Bull Case
Historical
*Projection
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030

100k *paying subscribers and* ***1 billion*** *workouts logged by 2030!*

**Projections based on an average annual growth rate of 26-46% (Base Case) and 36-57% (Bull Case). Growth rate chart available in appendix. Forward-looking projections cannot be guaranteed.*

WORLD CLASS TEAM

FARES KSEBATI



CEO

Co-Founder of MySwimPro
3x USMS National Champion
Forbes 30 Under 30
Best Selling Author

PAIGE BISKADUROS



VP of Marketing

1st Employee at MySwimPro
ASU Water Polo
Prior: JOLYN, FarmLogs

NICK NEWELL



VP of Engineering

20 Yrs Engineering Leadership
Contributed to 90 Patents
Prior: Dish Network, Echostar Corp

ADAM OXNER



CTO

Co-Founder of MySwimPro
Michigan Swim Team
Forbes 30 Under 30
Prior: Expedia, Thomson Reuters

We love chlorine just as much as we enjoy helping our members reach their gold medal moments in swimming and life.

FINANCING

We're very efficient with the capital we've raised so far...

$1.1M

*of outside capital raised since the company launched. Generated over **$7M** in lifetime revenue.*

PRIOR COMMUNITY ROUNDS ON WEFUNDER

- ***2017*** *$130k @ $5M Valuation Cap*
- ***2019*** *$465k @ $10M Valuation Cap*
- ***2022*** *$344k @ $15M Valuation Cap*
- ***2023*** ***current @ $20M Valuation Cap***

*Early Investor Discount: First $150k of this round will be raised at a ***$15M Valuation Cap***

JOIN 500+ INVESTORS

We're raising new capital to:

- **Fuel Subscriber Growth** 🚀
- **Enhance Product Offering** 📲
- **2024 Olympic Marketing Campaign** 🏅

WEFUNDER ANN ARBOR SPARK ID VENTURES

WHY NOW?

OUR WORLD CLASS TEAM



NOW** is the time to invest in the **future of swimming!

1. **Inflection point of growth** 📈

   Since the pandemic lows MySwimPro **doubled** revenue and **tripled** its audience size.

2. **Adoption of wearable tech** 🕒

   *In 2022, the number of connected wearable devices worldwide increased to **1.1 billion**.

3. **Market tailwind** 🚀

   Fitness apps generated **$5.87 Billion in 2022 and are projected to generate **21.06 Billion** by 2030 at a CAGR of 17.3%.

*Statista Connected Wearable Devices Worldwide 2019-2022 Report
**Vantage Market Research: Fitness App Market - Global Industry Assessment & Forecast

APPENDIX

INVESTOR PERKS

$500
Minimum Investment

Join 500+ other Investors

$2,500
MySwimPro Exclusive Apparel


MySwimPro

Quarter Zip + Athletic V-Neck

$5,000
MySwimPro Coach Subscription for LIFE


WHAT'S NEXT
32 Workouts
Advanced Freestyle Technique Bootcamp.

Award Winning App forever

$10,000
One Swim Camp Retreat Ticket



1 Athlete + 1 Guest 7 Days in Paradise

$50,000
Join one of our Company Retreats



Join the Team 7 Days in Paradise

***All Investors will be invited to join an exclusive Investor Discord Server**

****Perks are cumulative. Someone investing at a higher level will receive all lower level perks.**

(ex: $10k investors will also receive the $5k and $2.5k perks)

2030 VISION

*To be the world's **leading brand** that empowers people to improve their fitness through **swimming**.*
*By 2030, **100k paying** subscribers and **1 billion** workouts logged.*



MYSWIMPRO SUBSCRIBER PROFORMA
Base Case
Bull Case
Historical
Projection
175,000
150,000
125,000
100,000
75,000
50,000
25,000
0
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030

Year	Bull Case	Growth Rate	Base Case	Growth Rate
2016	377		377	
2017	1,419	*276.4%*	1,419	*276.4%*
2018	5,616	*295.8%*	5,616	*295.8%*
2019	8,587	*52.9%*	8,587	*52.9%*
2020	6,235	*-27.4%*	6,235	*-27.4%*
2021	7,233	*16.0%*	7,233	*16.0%*
2022	10,035	*38.7%*	10,035	*38.7%*
2023	14,999	*49.5%*	14,468	*44.2%*
2024	23,601	*57.4%*	21,183	*46.4%*
2025	34,554	*46.4%*	28,819	*36.0%*
2026	50,591	*46.4%*	39,207	*36.0%*
2027	70,103	*38.6%*	50,432	*28.6%*
2028	95,374	*36.0%*	63,670	*26.2%*
2029	129,756	*36.0%*	80,382	*26.2%*
2030	176,531	*36.0%*	101,480	*26.2%*

**Financial projections can not be guaranteed.*

FINANCIAL PRO FORMA

2030 BULL CASE


$25,000,000
$18,750,000
$12,500,000
$6,250,000
$0
Revenue
Expenses
EBITDA
Historical
Projection
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030

Expanded profitability starting in 2024 with ***25%+ EBITDA margin by 2027****.*
$12.5/subscriber used as a benchmark for future projections.

Year	Subscribers	Revenue	Expenses	EBITDA	Margin
2016	377	$11,163	$25,256	-$14,093	-126.25%
2017	1,419	$84,230	$146,801	-$62,571	-74.29%
2018	5,616	$437,760	$411,035	$26,725	6.10%
2019	8,587	$1,126,063	$1,092,231	$33,832	3.00%
2020	6,235	$971,476	$1,065,948	-$94,472	-9.72%
2021	7,233	$1,378,854	$1,579,067	-$200,213	-14.52%
2022	10,035	$1,817,446	$2,165,079	-$347,633	-19.13%
2023	14,999	$2,249,829	$2,524,542	-$274,713	-12.21%
2024	23,601	$3,540,150	$3,281,904	$206,596	5.84%
2025	34,554	$5,183,133	$4,266,476	$916,658	17.69%
2026	50,591	$7,588,625	$5,546,418	$2,042,207	26.91%
2027	70,103	$10,515,430	$7,210,344	$3,305,087	31.43%
2028	95,374	$14,306,127	$9,373,447	$4,932,680	34.48%
2029	129,756	$19,463,328	$12,185,481	$7,277,847	37.39%
2030	176,531	$26,479,643	$15,841,125	$10,638,517	40.18%

**Financial projections can not be guaranteed.*

2030 BASE CASE


$15,000,000
$11,250,000
$7,500,000
$3,750,000
$0
Revenue
Expenses
EBITDA
Historical
Projection
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030

Expanded profitability starting in 2024 with ***15%+ EBITDA margin by 2026.***
$12.5/subscriber used as a benchmark for future projections.

Year	Subscribers	Revenue	Expenses	EBITDA	Margin
2016	377	$11,163	$25,256	-$14,093	-126.25%
2017	1,419	$84,230	$146,801	-$62,571	-74.29%
2018	5,616	$437,760	$411,035	$26,725	6.10%
2019	8,587	$1,126,063	$1,092,231	$33,832	3.00%
2020	6,235	$971,476	$1,065,948	-$94,472	-9.72%
2021	7,233	$1,378,854	$1,579,067	-$200,213	-14.52%
2022	10,035	$1,817,446	$2,165,079	-$347,633	-19.13%
2023	14,468	$2,170,196	$2,524,542	-$354,346	-16.33%
2024	21,183	$3,177,383	$3,155,677	$21,706	0.68%
2025	28,819	$4,322,795	$3,944,597	$378,198	8.75%
2026	39,207	$5,881,115	$4,930,746	$950,369	16.16%
2027	50,432	$7,564,862	$6,163,432	$1,401,430	18.53%
2028	63,670	$9,550,464	$7,704,290	$1,846,173	19.33%
2029	80,382	$12,057,240	$9,630,363	$2,426,878	20.13%
2030	101,480	$15,221,988	$12,037,953	$3,184,035	20.92%

**Financial projections can not be guaranteed.*

BRAND GROWTH


800,000
600,000
400,000
200,000
APP DOWNLOADS
2 MILLION
775,000
600,000
465,000
400,000
115,000
2015
2016
2017
2018
2019
2020
2021
2022
2023

FUTURE GROWTH OPPORTUNITIES

SWIM CAMPS



Launched in-person events in 2022

PARTNERSHIPS



Worked with 30+ brands since 2020

NEW TECHNOLOGY


MySwimPro
5:55
You Rock!
1,000 meters
40 laps
54 minutes
344 calories

Building wearable integrations since 2016

OUR CUSTOMERS LOVE US ⭐⭐⭐⭐⭐

From Analytics to Coaching Mar 15
★★★★★ Kickstand21

Very impressed. As a long time swimmer with an Apple Watch, I didn't think I wanted another app on top of Workout/Activities. In fact I was initially annoyed that the app is designed for interval training not lap swimming. I wanted notch up analytics for my laps at a slight cost, not a fully coac more

You can't believe all that's packed... 3y ago
★★★★★ mtbosu

Let's be honest, for many of us, our best competitive swimming years are behind us. Whether you're a beginner, returning to the pool after taking years off, or in a master's swim program - no doubt you need accountability, coaching, motivation and structure. Not only does this platform c more

Great App 5y ago
★★★★★ ckoak31

I began training and racing in triathlons last year. Previously I had been a college rugby player with very very little swimming experience. Using the MySwim app has helped me so much. The main thing has been the ease and convenience that comes with using it on my apple watch. Prior to usi more

Great app 2y ago
★★★★★ lctruns

I'm really impressed with the app. I downloaded it in January, when I returned to the pool after 20 years off, following a running injury. Pools in the area were closed March-July, but I've been back for about a month, and I still love the app. You can create your own workout if you want, but there more

Lost 20 pounds already- life... edited Dec 2
★★★★★ cmb33272

This app is amazing and the customer service is awesome! I had been a swimmer growing up and always had access to a more

CONTACT

Fares Ksebati
CEO, MySwimPro, Inc.
fares@myswimpro.com